FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **February 11, 2005**

Equant N.V.
(Translation of registrant's name into English)

Heathrowstraat 10
1043 CH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



YVES GUILLAUMOT JOINS EQUANT AS Chief Financial Officer

Amsterdam and Paris (February 10, 2005) – Equant (Euronext Paris: EQU) (NYSE: ENT) announces the appointment of Yves Guillaumot as its new CFO. The Supervisory Board will propose to Equant's shareholders that they appoint Yves Guillaumot as member of Equant's management board.

Yves Guillaumot was most recently Executive Vice President and Chief Financial Officer of Gemplus International S.A. Prior to Gemplus, he held several executive finance functions within Digital Equipment, including positions in the US and the SEMEA regions.

About Equant

Equant (NYSE: ENT) (Euronext Paris: EQU) is a recognized industry leader in global communications services for multinational businesses. Equant combines its network expertise with its expanded services capabilities to provide global, integrated and customized communication services to enable its customers' key business processes. Equant serves thousands of the world's top companies, with the industry's most extensive portfolio of communications services and network solutions, including the market-leading IP VPN used by nearly 1,300 global businesses. Equant, a subsidiary of France Telecom, consistently leads industry surveys in corporate user satisfaction.

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This release may contain projections or other forward-looking statements related to Equant that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Equant with the SEC, specifically the most recent filing on SEC Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to our history of operating losses, the unpredictability of growth in our industry, the fact that the interests of France Telecom, our largest shareholder, may differ from the interests of our other shareholders, changing technology, uncertain and changing regulatory restrictions, currency fluctuations, dependence on suppliers, network security issues, intense competition, in our industry, and volatility of our stock price. All forward-looking statements are based on information available to Equant on the date hereof, and Equant assumes no obligation to update such statements.



CONTACTS:

Equant Media Relations	**Equant Investor Relations**

Global & Europe
Frédéric Gielec
+33 1 46 46 21 89
frederic.gielec@equant.com

Ashley Rayfield
+44 208 321 4581
ashley.rayfield@equant.com

North and Latin America
Elizabeth Mayeri
+1 212 251 2086
elizabeth.mayeri@equant.com

Isabelle Guibert
+33 1 46 46 99 53
isabelle.guibert@equant.com